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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  February, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.     Form 20-F [ ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   NEUROCHEM INC.
February 13, 2006


                                   By:    /s/ David Skinner
                                        ----------------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary







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                                                 NEUROCHEM INC.
                                                 275, Armand-Frappier Blvd.
[NEUROCHEM (LOGO)]                               Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________


For further information, please contact:

Lise Hebert, Ph.D.                                         Tel: 1-450-680-4570
Vice President, Corporate Communications                   Fax: 1-450-680-4501
                                                           lhebert@neurochem.com
                                                           ---------------------

                     NEUROCHEM SUBMITS NDA FOR FIBRILLEX(TM)

ECUBLENS, SWITZERLAND, February 13, 2006 -- Neurochem (International) Limited (Neurochem), a wholly-owned subsidiary of Neurochem Inc. (NASDAQ: NRMX; TSX:
NRM), announces today that the Company has submitted to the U.S. Food and Drug Administration (FDA) the final modules of its new drug application (NDA) for eprodisate (Fibrillex(TM)). The Company is seeking marketing approval of its investigational product candidate Fibrillex(TM) for the treatment of Amyloid A
(AA) amyloidosis. The submission announced today completes this "rolling" NDA that was initiated last August, under the Continuous Marketing Application (CMA) Pilot 1 program. The FDA agreed in June 2005 to file and review the NDA.

AA amyloidosis is a progressive and fatal condition that occurs in a proportion of patients with chronic inflammatory disorders, chronic infections and inherited diseases such as Familial Mediterranean Fever. The kidney is the organ most frequently affected by AA amyloidosis, and progression to dialysis and end stage renal disease is the most common cause of death in this disease. New approaches to treatment for AA amyloidosis are urgently needed due to lack of specific therapies. Fibrillex has received Orphan Drug Designation status in the United States as it is estimated that there are about 20,000 patients in North America.

 "Completion of this application to the FDA for Fibrillex(TM) marks a very important milestone in Neurochem's progression towards its mission of bringing novel and innovative drugs to market thereby addressing serious and unmet medical needs," said Dr. Francesco Bellini, Chairman, President and Chief Executive Officer. "We believe that the NDA package supports the clinically and statistically meaningful effect of this product candidate on the preservation of kidney function in this patient population and its benign safety profile," he added.

"Effective treatment for AA amyloidosis is an important unmet medical need," said Laura M. Dember, M.D., Nephrologist and Associate Professor of Medicine at Boston University School of Medicine. Dr. Dember was a principal investigator for Neurochem's Phase II/III clinical trial. "Patients with this disease often progress to end-stage renal failure, and many die. There


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is currently no treatment directed specifically at AA amyloidosis. This drug has the potential to provide a much needed therapeutic solution for this devastating illness."

ABOUT THE PHASE II/III CLINICAL TRIAL

The Phase II/III clinical trial for Fibrillex(TM) was a two-year, international, multi-center, randomized, double-blind, placebo-controlled, and parallel-designed trial to evaluate the safety and efficacy of Fibrillex(TM) in patients suffering from AA amyloidosis. Neurochem enrolled 183 patients for this trial, which was conducted at 27 sites located across North America, Europe and Israel.

Neurochem has an exclusive collaboration and distribution agreement for Fibrillex(TM) with Centocor, Inc.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of FDA Continuous Marketing Application Pilot 1 and Pilot 2 programs. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA amyloidosis was concluded in April 2005. The Company has completed its submission of a New Drug Application for Fibrillex(TM) that the FDA agreed in June 2005 to file and review. Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.


TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.


This news release contains forward-looking statements regarding eprodisate (Fibrillex(TM)), as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve Fibrillex(TM) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.